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                           August 31, 2023

       Christopher Ian Edwards
       Chief Executive Officer
       The Flexi Group Holdings Ltd
       Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6
       Changkat Semantan, Bukit Damansara
       50490 Kuala Lumpur, Malaysia

                                                        Re: The Flexi Group
Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed August 14,
2023
                                                            File No. 333-269739

       Dear Christopher Ian Edwards:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4 filed August 14,
2023

       Prospectus Cover Page, page i

   1.                                                   We reissue comment 1.
Please provide prominent disclosure on the prospectus cover page about the legal and
operational risks associated with TGVC's sponsor being based in Hong
                                                        Kong and the risks
associated with Flexi's operations in Hong Kong. Your disclosure should make clear
whether these risks could result in a material change in TGVC's operations and its
ability to consummate the business combination. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to
data security or anti-monopoly concerns, have or may impact TGVC's ability to conduct its
business, consummate the business combination, or accept foreign
 Christopher Ian Edwards
FirstName  LastNameChristopher
The Flexi Group  Holdings Ltd Ian Edwards
Comapany
August 31, NameThe
           2023      Flexi Group Holdings Ltd
August
Page 2 31, 2023 Page 2
FirstName LastName
         investments. Please clearly disclose that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.
Frequently Used Terms, page 3

2.       Please revise the definition of PRC or China as referring to the
People   s Republic of
         China, including Hong Kong and Macau, at the beginning of the definition.
Legal and Operational Risks Associated with the Sponsor Being Based in Hong Kong, page 29

3. Please remove the statement that "TGVC does not believe that, as of the date of this filing, there are legal or operational risks to TGVC associated with the laws and regulations of the PRC solely due to or as a result of the Sponsor being based in Hong Kong." Please clearly disclose that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Revise similar disclosures beginning on page 33 relating to Flexi's operations.
No Permission Required from the Chinese Authorities (including Hong Kong Authorities) for the
Business Combination, page 32

4.       We note the revisions made in response to comment 5. Please revise or advise to
         reconcile your page 32 and page 171 disclosure that "[n]one of of TGVC s officers and directors are located in the PRC" with your page 105 disclosure indicating that Mr.
         Alexander resides in Hong Kong. Additionally, please revise or advise to reconcile your
         page 171 disclosure that "[n]one of Flexi   s directors or officers
are based in the PRC" with
         your page 105 disclosure indicating that Messrs. Edwards and Tedder reside in Hong
         Kong.
5. We partially reissue comment 5. Please describe the consequences to TGVC and its investors if TGVC or its sponsor: (i) does not receive or maintain such permissions or approvals, (ii) inadvertently concludes that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and TGVC's sponsor is required to obtain such permissions or approvals in the future. Summary of Risk Factors, page 52

6. We note your response to comment 9. Please expand the cross-references of each risk factor to include the page number of the prospectus where the more detailed discussion of each risk may be found.
Risks Related to the Redemption, page 96

7. We note your response to comment 16 and partially reissue the comment. Please revise the first risk factor in this section to reconcile the amounts that would be paid out from the trust funds if the business combination is completed to reflect the loans and advances in the aggregate amount of approximately $6.2 million as of August 11, 2023 from sponsor
 Christopher Ian Edwards
The Flexi Group Holdings Ltd
August 31, 2023
Page 3
         related parties and TGVC officers and directors. Also clearly disclose the amount in the trust as of the most recent practicable date.
8. We reissue comment 17. Please revise the risk factor beginning on page 97 relating to the excise tax to describe the risks of the excise tax applying to redemptions in connection with liquidations that are not implemented to fall within the meaning
of    complete
         liquidation    in Section 331 of the Internal Revenue Code.
Unaudited Pro Forma Condensed Combines Financial Information, page 107

9. Please refer to the response to comment 19 and revise the next amendment to include the audit report issued on the financial statements included in response to the comment. Also, file the required consent from the audit firm that issued the report on those financial statements as an exhibit.
Opinion of Marshall & Stephens, page 145

10. We note the projections provided in response to comment 20. Given the projections for
         2022 differed materially from the actual results, please clarify whether these projections are still representative of your current business operations and future plans. In addition, we note the internally prepared consolidated income statement for the year ended
         December 31, 2021 provided to Marshall and Stevens, as disclosed on page 151, is substantially different from the audited financial statements included in this prospectus.
         Please explain the reason for such discrepancies. Lastly, since these internal financial statements were used in applying the growth estimates, please clarify the impact these inconsistencies have upon the projections provided.
Liquidity, Capital Resources and Going Concern, page 202

11. We reissue comment 25. Please revise to describe all material loans and advances made to TGVC as of the most recent practicable date, including their material terms. In this regard, we note your disclosure that loans and advances from the Sponsor Related Parties and TGVC's officers and directors to TGVC totaled approximately $6.2 million as of June
         30, 2023.
Material Tax Considerations, page 231

12.    We note your response to comment 27 and partially reissue the comment.
It
       appears inappropriate to exclude from the scope of the opinion Section 367 and the PFIC rules, as Exhibit 8.1 indicates. See Staff Legal Bulletin No. 19, footnote 44 and accompanying text. Please revise the opinion of counsel. If counsel is unable to opine on
FirstName LastNameChristopher Ian Edwards
       such tax consequences, the prospectus disclosure should state this fact clearly, provide the
Comapany    NameThe
       reason         Flexi inability
               for counsel's Group Holdings
                                      to opineLtd
                                                on a material tax consequence,
and discuss the
Augustpossible
        31, 2023alternatives
                  Page 3      and risks to investors of those tax consequences.
FirstName LastName
 Christopher Ian Edwards
FirstName  LastNameChristopher
The Flexi Group  Holdings Ltd Ian Edwards
Comapany
August 31, NameThe
           2023      Flexi Group Holdings Ltd
August
Page 4 31, 2023 Page 4
FirstName LastName
13. We note your response to comment 29 and partially reissue the comment. Please revise to provide more robust disclosure of the resultant risks if the transaction fails to qualify as a reorganization, including in the risk factors section.
Annex C: Opinion of Marshall & Stevens Transaction Advisory Services LLC, page
C-1

14. We note your response to comment 30. Please revise your prospectus disclosure under the caption "Opinion of Marshall & Stevens" beginning on page 145 to disclose the legal basis for the belief of TGVC and Marshall & Stevens that security holders cannot rely on the opinion to bring state law actions, including to describe any state law authority on such a defense. If no such authority exists, please revise to disclose that: (i) this issue will be resolved by a court, (ii) resolution of this issue will have no effect on rights and responsibilities of the board under state law, and (iii) the availability of such a defense has no effect on the rights and responsibilities of either the TGVC board or Marshall
         & Stevens under the federal securities laws.
Index to the Financial Statements, page F-1

15. Please update the interim financial statements of TG Venture Acquisition Corp. to include the June 30, 2023 financial statements of the company.
General

16. We note the disclosure on page 230 that the Bridge Loan from Juhn Teo had a maturity date of June 30, 2023 and has not been repaid. Please provide clear disclosure, if correct, that such loan is in default throughout the prospectus. Please provide clear risk factor disclosure as well.
       You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Real
Estate & Construction
cc:      Christopher Haunschild